[redacted]

S 06009326 MISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 28 2006
WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/05 (MM/DD/YY) AND ENDING 5/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. Houston St.
(No. and Street)

San Antonio (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Banks 210-220-4128 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 W. Houston Ste 1900 (Address) San Antonio, (City) Tx (State) 78205 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc., as of May 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 09-06-2009

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Frost Brokerage Services, Inc.

Statements of Financial Condition

	May 31, 2006	May 31, 2005
Assets		
Cash	$ 220,444	$ 138,791
Securities owned	7,083,102	5,365,534
Brokerage commissions receivable	614,711	354,242
Other receivables	243,883	16,522
Prepaid expenses and other assets	748	3,830
Total assets	$ 8,162,888	$ 5,878,919
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ –	$ 20,230
Accrued employee benefits	15,746	82,560
Deferred income	230,809	238,459
Income taxes currently payable to Frost National Bank	442,407	239,070
Deferred income taxes	41,420	15,889
Other liabilities	733	–
Total liabilities	731,115	596,208
Stockholder's equity:		
Common stock, par value $0.01 per share; 10,000 shares authorized, issued and outstanding	100	100
Additional paid-in capital	152,750	152,750
Retained earnings	7,278,923	5,129,861
Total stockholder's equity	7,431,773	5,282,711
Total liabilities and stockholder's equity	$ 8,162,888	$ 5,878,919

See accompanying notes.